Completions Town Hall Meeting
Schlumberger & Smith International Merger
May 17, 2010
Filed by Schlumberger N.V. (Schlumberger Limited)
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Schlumberger N.V. (Schlumberger Limited) (File No.: 1-4601)
Subject Company: Smith International, Inc. (File No: 1-8514)

Schlumberger:
supplies technology, information solutions and integrated
project management that optimize reservoir performance for customers working in the oil and gas industry
Smith: three operating segments that together provide comprehensive products, services and solutions that extend from the rig floor to the bit, for drilling and evaluation, and for the life of the well, through completion and production
Background
Smith’s drilling technologies and other
products and expertise complement
Schlumberger, resulting in extended
offerings worldwide.

Merger Overview
To improve drilling performance for our customers
Optimized drilling system designs—range of drilling environments
New product development—evolving
drilling challenges
Improved total system reliability
Enhance completions offerings
Liner Hanger Systems
Liner Hangers for gas wells monobore completions
Completion Operations in US Land
Completion equipment for Multistage Fracturing
Completion equipment for selective water injection
Expand opportunities for Smith brands
Increase access to new business opportunities
Access to SLB R&D

Bottom-hole Assembly Components							Other Drilling Services			
	Bits	RSS	Motors	MWD	LWD	Reamers	Drilling Tools	Mud	Mud Logging	Fishing	Casing Exiting
SLB	•	●	•	●	●						
SII	●		●	•	•	●	●	●		●	●
GS									●

Smith/Geoservices: Complementary Offerings
Market Positions in Drilling Sub-Segments
Complementary offerings enable improved drilling performance and lower total well cost
Bottom-hole assembly optimization comes from directional drilling, measurement-while-
drilling and logging-while-drilling with drill bits and drilling tools
Borehole hydraulics optimization will be enhanced through combining DD, MWD, & LWD with drill bits, drilling tools, downhole measurements and drilling fluids

Safety Valves	Isolation Valves	Packers & Accessories (Land)	Packers & Acc. (Offshore)	Swell Packers	Water Flood Mandrels	Drillable Bridge Plugs	Liner Hangers	Flow Control Valve	Gauges & Fiber Optics	Screens / ICD	Sand Control tools
SLB	●	●	•	●	•				●	●	●	●
SII			●			●	●	●				

SMITH MI SWACO WILSON Schlumberger

Completions
Complementary Completions offerings
Smith strengths: Liner hangers; Land packers and accessories
Schlumberger strengths: Reservoir monitoring and control; Sand control;
Deepwater barrier valves and packers.

Merger Overview Complementary geographic footprint Smith Completions operate primarily in countries where Schlumberger has very limited presence, i.e., US Land, Argentina, Algeria

To facilitate this integration, the following groups are in place comprised of equal representation from Schlumberger and Smith:
Executive Steering Committee (ESC)
Integration Management Office (IMO)
Integration Teams
Integration Process
Detailed
Planning
Strategic
Recommendations
Sign
Execution
Close

Process for decision-making based
on “best of the best” approach
To define a detailed organizational
model post-closing
To define financial reporting
To ensure a smooth transition
process
Integration Team Objectives

Integration team and process are focused on addressing your
questions/concerns
Commitment to continuous communications (subject to the limitations imposed by the regulatory approval processes)
Legal guidelines must be followed in each phase of integration
Some information may not be available until post-merger
Integration Guidelines

Pre-Merger
Business as usual until merger closes
Both companies remain separate and
independent
Not to be Discussed until Post-Merger
Pricing information
Customer details
R&D plans / new products
Sales & Marketing policies
…..
Integration Guidelines

Merged Organization Structure
Smith International Inc. will not be a separate business unit of
Schlumberger
Smith brand names have high market value and will be protected
No plans to divest any part of Smith International Inc.
“Best of the Best” approach will be applied
How Does This Merger Affect You

Forward-Looking Statements

The attached presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. The Company can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies and other risk factors that are discussed in Schlumberger’s and Smith’s most recent 10-Ks as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Additional Information

Schlumberger has filed with the Securities and Exchange Commission a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Schlumberger and Smith and other documents related to the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to the shareholders of Smith at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) will be available free of charge at www.smith.com or www.slb.com. You may also read and copy any reports, statements and other information filed by Smith or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Each company’s directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Schlumberger’s directors and officers can be found in its proxy statement filed with the SEC on March 4, 2010 and information regarding Smith’s directors and officers can be found in its proxy statement filed with the SEC on April 13, 2009. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials when they become available.